[Letterhead of Tennessee Commerce Bancorp, Inc.]

July 22, 2010

Via EDGAR

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennessee Commerce Bancorp, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2010
File No. 333-167114

Dear Mr. Clampitt:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2010 with respect to the above-referenced filing.

We have filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-167114), as previously amended (the “Form S-1”), together with a copy of this letter via EDGAR submission.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form S-1/A filed June 30, 2010

Recent Developments, page 3

Asset Quality, page 3

1.             We note your response to comment 5 in our letter dated June 22, 2010. Please also disclose the aggregate principal amount of the three loans to which you attribute the additional increase in nonperforming assets.

In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 2 to include the aggregate principal outstanding amount of the three loans to which we attribute the additional increase in nonperforming assets.

Risk Factors, page 11

General

2.             We note that directors and executive officers as a group are beneficial owners of approximately 19.1% of the company’s common stock. We also note that the total number of shares reserved for directors, officers, employees and related persons will be no more than 5% of the total number of shares proposed to be sold in the offering. Please add a risk factor noting, if true, that directors and executive officers of the company do not intend to maintain their current percent of class ownership through additional purchases in the offering.

While we have neither requested nor received commitments to purchase shares in the directed share program, because we expect our market capitalization to more than double as a result of this offering (based on the closing price of our common stock as of July 21, 2010) and our directors and officers will only be permitted to purchase up to 5% of the total number of shares proposed to be sold in the offering pursuant to the directed share program, their aggregate beneficial ownership percentage should decrease as a result of the offering. Although the offering will be dilutive to our directors and officers, we believe that their interests will still be aligned with the interests of our other shareholders as a result of their stock ownership. Moreover, the directed share program will increase the aggregate number of shares of our common stock held by our directors and officers, which should help us retain these individuals and serve to incentivize them to seek long-term value for the Company. Therefore, we do not think that the directed share program represents a risk to investors in this offering.

Underwriting, page 39

Directed Share Program, page 39

3.             We note your response to comment 1 in our letter dated June 22, 2010. Please provide us with any materials that have been sent or will be sent to potential purchasers in the directed share program. Also, please tell us when these materials were first sent, or will be sent, to potential purchasers. Please also explain to us the procedures to be followed in making the directed share offering.

We have selected FIG Partners, LLC (“FIG Partners”) to administer the directed share program. We will establish the aggregate number of shares of our common stock reserved for the directed share program, specify the potential recipients of the directed shares (which may include directors, officers, employees and other persons associated with the Company) and allocate the directed shares among the actual recipients. We have not yet determined, or identified to FIG Partners, all of the potential recipients of the directed shares.

In connection with the preparation and review of the Form S-1, the underwriters have had general discussions regarding the directed share program with our directors and officers who have been involved in preparing and reviewing the Form S-1 during which the underwriters explained the directed share program and answered questions. Except for those general discussions, the underwriters have advised us that they are not aware of any other discussions regarding the directed share program with any parties for whom the underwriters may reserve shares of our common stock.

We have been informed by FIG Partners that it intends to use the following procedures in connection with the directed share program:

•                  We will identify the prospective participants of the directed shares prior to printing preliminary prospectuses in connection with the public offering. We will initially provide the names and addresses of potential recipients to FIG Partners, who will send materials to each of the prospective participants as detailed below.

•                  After the preliminary prospectus has been filed and printed, FIG Partners will send (via email, regular or overnight mail or facsimile) a package containing the directed share program materials together with a copy of the preliminary prospectus to each prospective participant. The directed share program materials are expected to include the following:

•                  A participation cover letter from our Chairman, Chief Executive Officer and President;

•                  A description of general information regarding the directed share program that will include instruction pages for document completion;

•                  An indication of interest form;

•                  Forms for opening a brokerage account with FIG Partners;

•                  A Lock-Up Agreement; and

•                  Certain post-pricing procedural information.

We will provide a copy of these forms to the Staff prior to the filing of a request for acceleration of effectiveness of the Form S-1. The indication of interest form will request that participants indicate the number of shares of our common stock, if any, that they wish to purchase. In accordance with Rule 134(d) under the Securities Act of 1933, as amended, the participation instructions will state that (i) no offer to buy the common stock can be accepted and no part of the purchase price can be received until the Form S-1 has become effective, (ii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date and (iii) that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1) under the Securities Act, these materials will contain a statement that no sales of the shares of our common stock can occur, and that no offers to purchase such shares may be accepted, until the Commission has declared the Form S-1 effective. Pursuant to the Lock-Up Agreement, the participants who purchase shares of our common stock in the directed share program will be required to agree not to dispose of our securities during a 90-day lock up period, subject to specified exceptions. All participants who purchase shares of our common stock in the directed share program will be required to purchase such shares through a FIG Partners account. Although an account form will be included in the package sent to potential participants, the instructions will specifically emphasize that the potential participants should not send payment with the paperwork and that funds will be due on the settlement date, which will occur three business days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934, as amended. Participants will not be permitted to pre-fund their accounts.

•                  The deadline for potential participants to submit an indication of interest and open an account is expected to be three or four days prior to pricing. After the deadline expires, FIG Partners will provide us with the list of individuals who have submitted the requisite forms, opened accounts and otherwise appear to be eligible to purchase shares of our common stock under the directed share program. We will then review this list and determine the actual allocation of directed shares among the potential participants.

•                  After the Commission has declared the Form S-1 effective and the price of the shares of our common stock has been determined, FIG Partners will contact potential participants to confirm their interest in purchasing the directed shares they have previously indicated an interest in purchasing or have otherwise been allocated. Each potential participant will be given the opportunity to purchase any portion of the directed shares allocated to it or to withdraw any outstanding indication of interest. If a participant decides to purchase directed shares, FIG Partners will send the participant a written confirmation of the purchase and a final prospectus.

•                  FIG Partners will not accept funds from any participants until after the Commission has declared the Form S-1 effective, the offering has priced and the participants have been notified of their final allocation and have confirmed that they wish to purchase the directed shares allocated to them.

The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program, including payment and settlement procedures, are substantially the same as the procedures that the underwriters will use for the public offering.

4.             Please refer to comment 6 in our letter dated June 22, 2010. In your response, you indicate that only four of your officers, including the Chief Executive Officer and Chief Financial

Officer, are executive officers, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, because only those four officers had “policymaking authority.” However, the rule does not require that a company’s president, or a vice president in charge of a principal business unit, division or function, also have policymaking functions. Therefore, we reissue the comments.

In response to the Staff’s comment, we confirm that our only executive officers, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, are those Named Executive Officers listed in our definitive proxy statement on Schedule 14A filed on April 16, 2010 (the “Proxy Statement”). The President of the Company and Tennessee Commerce Bank, our wholly-owned subsidiary (the “Bank”), is listed as one of our Named Executive Officers in the Proxy Statement. The parent Company does not have any vice presidents, but the Bank subsidiary has three senior vice presidents. While each of the senior vice presidents of the Bank possesses great expertise in his field, none of them is considered an executive officer under Rule 3b-7 because none of them performs “policy making” functions for the parent Company.

*              *              *

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (615) 599-2274, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,

/s/ Frank Perez
Frank Perez, Chief Financial Officer

Enclosure

cc:	E. Marlee Mitchell, Esq.
David G. Wilson, Esq.